UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of October, 2009 Commission File Number: 001-34476 BANCO SANTANDER (BRASIL) S.A. (Exact name of registrant as specified in its charter) Rua Amador Bueno, 474 São Paulo, SP 04752-005 Federative Republic of Brazil (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ___X___ Form 40-F _______   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes _______ No ___X____ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes _______ No ___X____   Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes _______ No ___X____   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A .

Santander

Santander

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

1 Pro forma IFRS Banco Santander (Brasil) S.A. 9M09 Results October 28, 2009
2 TABLE OF CONTENS CONTENTS Key Consolidated Data                                                                                                                   3 Highlights of the Period                                                                                                                   4 Santander’s Results in Brazil                                                                                                           9 Executive Summary                                                                                                                 9 Income  Statement                                                                                                                 10 Balance Sheet                                                                                                                       15 Risk Management                                                                                                                          19 Reconciliation of Net Profit IFRS vs. BR GAAP                                                                             22 Recent Events                                                                                                                                 8 Sustainable Development                                                                                                              21    Annexes                                                                                                                                          23 Ratings                                                                                                                                             6 Macroeconomic Environment                                                                                                          7
3 KEY CONSOLIDATED DATA KEY CONSOLIDATED DATA Income (R$ million) Net interest income 16,317 13,847 17.8% 5,656 5,489 3.0% Net fees 4,572 4,552 0.4% 1,556 1,573 -1.1% Allowance for loan losses (8,245) (5,043) 63.5% (3,101) (2,682) 15.6% Administrative and personnel expenses (8,054) (8,359) -3.6% (2,674) (2,649) 0.9% Net profit 3,917 3,007 30.3% 1,472 1,476 -0.3% BALANCE SHEET (R$ million) Total assets 306,237 283,978 7.8% 306,237 288,878 6.0% Securities 76,558 46,851 63.4% 76,558 46,871 63.3% Loan portfolio¹ 132,949 128,186 3.7% 132,949 134,173 -0.9% Total deposits 173,866 178,551 -2.6% 173,866 177,949 -2.3% Total equity 55,667 50,319 10.6% 55,667 51,805 7.5% Total equity excluding goodwill2 27,355 22,831 19.8% 27,355 24,542 11.5% PERFORMANCE INDICATORS (%) Return on shareholders' equity - annualized 10.2% 14.0% -3.8 p.p. 10.2% 9.9% 0.3 p.p. Return on shareholders' equity excluding goodwill2 - annualized 21.2% 17.9% 3.3 p.p. 21.2% 21.9% -0.8 p.p. Return on average asset - annualized 1.8% 1.6% 0.2 p.p. 1.8% 1.7% 0.1 p.p. Efficiency Ratio³ 34.4% 42.7% -8.3 p.p. 33.7% 32.9% 0.8 p.p. Recurrence4 56.8% 54.5% 2.3 p.p. 58.2% 59.4% -1.2 p.p. BIS ratio excluding goodwill2 17.8% 14.0% 3.8 p.p. 17.8% 17.0% 0.8 p.p. PORTFOLIO QUALITY INDICATORS (%) Delinquency5 7.7% 5.2% 2.5 p.p. 7.7% 7.0% 0.7 p.p. Coverage ratio6 101.0% 111.0% -10.0 p.p. 101.0% 97.1% 3.9 p.p. OTHER DATA Assets under management - AUM (R$ million) 93,114 85,559 8.8% 93,114 85,503 8.9% Numbers of credit and debit cards (thousand) 32,126 28,903 11.2% 32,126 31,306 2.6% Branches 2,090 2,041 2.4% 2,090 2,091 0.0% PABs (mini branches) 1,508 1,509 -0.1% 1,508 1,510 -0.1% ATMs 18,081 17,990 0.5% 18,081 18,101 -0.1% Total Customers 21,856 20,609 6.1% 21,856 21,639 1.0% Employees 52,114 54,415 -4.2% 52,114 52,252 -0.3% 1. Credit Portfolio. The historical series includes the reCLASSification of loan operations to Securities in September 2009. Excludes suretyships and guarantees. 2. Goodw ill from the acquisition of Banco Real and Real Seguros Vida e Previdência. 3. Efficiency Ratio, excluding Cayman Hedge for 9M08, 9M09, 3Q09 and 3Q08 w ould be 42.5%, 36.0%, 35.2% and 35.5%, respectively 4. Net commissions / General expenses. 5. Portfolio overdue by more than 90 days plus loans w ith high default risk / credit portfolio (managerial) 6. Allow ance for Loan Losses  / portfolio overdue by more than 90 days plus loans w ith high default risk. 2Q09 Var. 3Q09x2Q09 9M09 9M08 Var. 9M09x9M08 3Q09 PRELIMINARY NOTE The following information is based on the consolidated results of Banco Santander (Brasil) S.A., drawn up in accordance with the International Financial Reporting Standards (IFRS).    As a result of the acquisition of Banco Real, in August 2008, the operating results of Banco Santander (Brasil) S.A. for the nine-month period ended September 30, 2008 and 2009, “9M08” and “9M09” respectively, are not directly  comparable.  Therefore,  in  order  to  enable  a  more  accurate  analysis  of  the  Bank’s  businesses,  the numbers in this performance report include the pro-forma information of the first nine-months of 2008, as if Banco Real had been consolidated in January 2008.
4 HIGHLIGHTS OF THE PERIOD RESULTS •  Banco Santander recorded net income of R$3,917 million in 9M09, an increase of 30% (or R$910 million) in relation to the R$ 3,007 million recorded in 9M08. •  Acceleration of net income growth: Year-on-year variation 6M09/6M08: 13% and 9M09/9M08: 30%. •  17.2 p.p difference between year-on-year growth in total revenues (excluding Cayman’s Hedge) and expenses in the nine-month period: -  Total revenues increased 13.6% (excluding Cayman´s Hedge) in twelve months -  Expenses fell 3.6% in twelve months with capture of synergies related to the integration process INDICATORS •  Improvement in Management indicators in twelve months (9M09/9M08): -  Efficiency ratio: 34.4% in September, down 8.3 p.p.   -  Recurrence ratio (fees/expenses): 56.8% in September, up 2.3 p.p. -  ROE (excluding goodwill¹): 21.2% in September, up 3.3 p.p. •  Sound Balance Sheet: -  BIS Ratio: 17.8% in September, up 3.8 p.p. in twelve months (9M09/9M08)   -  Coverage ratio: 101% in September, up 3.9 p.p. in three months BALANCE SHEET •  Assets of R$ 306,237 million, an increase of 7.8% in twelve months •  Credit to Customers expanded 3.7% in twelve months, totaling R$ 132,949 million •  Savings deposits grew 19.5% in twelve months, totaling R$ 22,889 million •  Total Equity of R$ 27,355 million (excluding goodwill¹ of R$ 28,312 million) SANTANDER SHARE: •  BM&FBOVESPA Ticker: SANB11 (unit), SANB3 (common share), SANB4 (preferred share) •  NYSE Ticker: BSBR - Price SANB11 on 10/26/2009: R$ 22.88 - Price BSBR on 10/26/2009: US$ 13.23 - Market Value on 10/26/2009: R$ 88 billion - Net profit per 1,000 shares – ON (9M09): R$ 11.40 - Net profit per 1,000 shares – PN (9M09): R$ 12.54 1)     Goodwill of Banco Real and Real Seguros Vida e Previdência acquisition.    HIGHLIGHTS OF THE PERIOD
5 4,420 5,384   5,172    5,489   5,656 3Q08 4Q08 1Q09 2Q09 3Q09 Net Interest  Income R$ million 1,612 1,314 1,443   1,573 1,556 3Q08 4Q08 1Q09 2Q09 3Q09 Net Fees R$ million 2,824   3,173   2,731   2,649   2,674 3Q08 4Q08 1Q09 2T09 3T09 Personnel and Administrative Expenses R$ million 837 906 969 1,476 1,472 3Q08 4Q08 1Q09 2Q09 3Q09 Net Profit R$ million 42.7 34.4 9M08 9M09 Efficiency Ratio¹ % 1) Excluding Cayman Hedge the 9M08 and 9M09 ratios are 42.5%  and 36.0% respectively 17,9 21,2 9M08 9M09 ROE1% 1) Net profit / Total Equity adjusted excluiding goodwill. HIGHLIGHTS OF THE PERIOD Individuals 32% SMEs 23% Consumer Financing 18% Corporate 27% Credit Portfolio (%) - Sep/09
6 RATINGS Santander   is   rated   by   international   rating   agencies   and   the   ratings   received   reflect   its   operating performance, the strengthen of its balance sheet and the quality of management.   Rating Agency Long Term Short Term National Scale AAA (bra) F1+ (bra) Local Currency    BBB+ F2 Foreign Currency BBB F2 National Scale brAAA brA-1 Local Currency BBB- A-3 Foreign Currency BBB- A-3 National Scale Baa3 P-3 Local Currency A2 P-1 Foreign Currency Aaa.br Br-1 Moody’s Fitch Ratings Standard & Poor’s RATINGS Ratings
7 MACROECONOMIC ENVIRONMENT Recent  economic  indicators  confirmed  the  view  that Brazil’s   economic   recovery   would   be   quick.   The relaxing   of   credit   restrictions,   reduction   in   interest rates,   and   the   temporary   tax   reliefs   resulted   in   a gradual recovery, of economic indicators.   2Q09  GDP,  reported  in  September,  was  1.9%  higher than   in   the   previous   quarter,   in   line   with   market expectations. An important growth driver was industrial recovery,  sustained  by  domestic  consumption.  Sales and     industrial     production,     which    reflected     the government’s  incentives  to  the  consumer  appliance, auto  and  construction  industries,  continued  to  record positive growth. Unemployment rate in September was 7.7%, well below the average of 9.7% of the past six years. Inflation continued its mild trend, reaching 4.3% in the twelve  months  ended  September  2009.  Excess  idle capacity   and   the   increase   in   output   gap   [A&H1] allowed  the  Brazilian  Central  Bank  to  maintain  the basic  interest  rate  (Selic)  at  its  lowest  ever  level  of 8.75% p.a.   As  for  external  accounts,  the  current  account  deficit continues to decline, mainly due to the reduction of the deficit  in  the  income  heading  ,  .  Also,  the  increasing investment  inflows  (portfolio  and  direct  investment) signals  the  investment  confidence  in  Brazil  continues to be at a high level. This  increasing  inflows  have  been  one  of  the  factors behind  the  strengthening  of  the  Real,  which  reached R$ 1.78/US$ at the end of 3Q09, 8.9% higher than in the previous quarter.   The   maintenance   of   international   reserves   at   high levels also contributed to a better perception of Brazil. As  of  September  2009,  these  reserves  totaled  US$ 224 billion. In the domestic financial market, total credit continues to  recover,  mainly  due  to  the  increase  in  earmarked credit operations as a result of a greater role by public sector banks. As of August 2009, the credit/GDP ratio was 45%. Individual loans continued to bounce back, thanks both to the lower interest rates and higher returns as well as improvement in consumer confidence. In line with the previous    months’    trend,    payroll-deductible    credit continues  to  be  the  key  component  of  the  individual loans  portfolio.  On  the  other  hand,  corporate  credit, which  was  heavily  affected  by  the  international  crisis, continues to decrease.   In general terms, the solid health of the economy and the  financial  system  were  fundamental  for  minimizing the effects of the crisis on Brazil. The maintenance of positive fundamentals reduced the country’s vulnerability,  placing  it  among  the  leading  economies with   signs   of   recovery.   This   scenario   should   help expand the volume of business in the banking sector.   Macroeconomic Environment MACROECONOMIC DATA 3Q09 2Q09 3Q08 Country risk (EMBI) 234 284 331 Exchange rate (R$/ US$ end of period) 1.78 1.95 1.91 IPCA (in 12 months) 4.3% 4.8% 6.3% Selic Rate (a.a.) 8.75% 9.25% 13.75% CDI¹ 2.18% 2.38% 3.21% Savings (TR - Reference rate)¹ 0.11% 0.17% 0.57% Ibovespa (in points) 61,518 51,465 49,541 ¹ Quarterly rate
8 Public Offering of Units The Board of Directors’ meeting held on September 18, 2009   approved   the   implementation   of   the   Global Offering,  which  includes  the  issue of  525,000,000  (five hundred twenty-five million) Units, all registered shares, without   par   value,   free   and   clear   of   any   liens   or encumbrances,  each  representing  one  of  55  common shares  and  50  preferred  shares,  all  registered  shares with   no   par   value,   free   and   clear   of   any   liens   or encumbrances,  consisting  of  the  simultaneous  initial public   offering   of,   (i)   of   Units   in   Brazil   (Brazilian Offering),  on  the  over-the-counter,  in  accordance  with CVM   Instruction   400/2003,   and   (ii)   Units   abroad, including   in   the   form   of   ADRs   representing   ADSs registered    with   the   U.S.   Securities   and   Exchange Commission (SEC) under the Securities Act of 1933 the United States of America. The same meeting approved the   Bank   listing   and   the   trading   of  Units,  common shares and preferred shares in BM&FBOVESPA’s Level 2 Corporate Governance Practices. On  October  6,  2009,  the  Global  Offering  shares  were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA  and  the  New  York  Stock  Exchange (NYSE)  since  October  7,  2009.  On  October  14,  2009 the Brazilian Central Bank ratified the capital increase in the   amount   of   R$12.3   billion,   referred   the   Global Offering of 525,000,000 units Acquisition of Santander Spain’s Credit Portfolio On   September   17,   2009,   we   acquired   through   our Cayman  branch,  Santander  Spain’s  credit  portfolio  of trade   and   export   financing   agreements   related   to operations   contracted   with   Brazilian   clients   or   their affiliate companies abroad, in the amount of US$806.3 million, net of provisions. Merger  of  Leasing  Subsidiaries  –  Redemption  of Debentureholders   As  part  of  our  corporate  restructuring,  a  Shareholders Meeting  was  held  on  September  30,  2009  to  approve  the merger of ABN AMRO Arrendamento Mercantil S.A. with    Santander    Leasing.    In    accordance    with    the Brazilian Corporation Law, the merger will grant the right of  early  redemption  of  debentures  of  three  issues  by ABN AMRO Arrendamento Mercantil S.A., according to which the debentureholders of ABN AMRO Arrendamento  Mercantil  S.A.  can  redeem,  at  anytime within a 6-month period starting October 1, 2009, 100% of   the   face   value   of   the   debentures,   plus   interest corresponding to the CDI rate in the period.   Disposal    of    Assets    not    related    to    our    core businesses In   line   with   our   corporate   restructuring   strategy,   on September  18,  2009,  our  Management  resolved  to  sell to Santusa, a Santander Group company headquartered in   Spain,   all   the   shares   owned   by   the   Bank   in Companhia   Brasileira   de   Meios   de   Pagamento   – Visanet, Companhia Brasileira de Soluções e Serviços, Serasa S.A., Tecnologia Bancária S.A. and Visa Inc. Merger    of    shares    of    Asset    Management    and Insurance Companies   In  the  third  quarter  of  2009,  as  a  result  of  a  series  of share exchange transactions, 100% of the share capital of  certain  Brazilian  asset  management,  insurance  and banking    companies,    all    of    wich    were    previously beneficially  owned  by  Santander  Spain  and  minority shareholders,  were  transferred  to  us.  The  insurance operation    merger    is    subject    to    approval    by    the Superintendence   of   Private   Insurance   (Susep).   The purpose  of  these  transactions  was  to  consolidate  the investments  of  Santander  Spain  in  Brazil,  simplify  the corporate    structure    of    the    Santander    Group    and consolidate  the  minority  interest  in  these  companies  in Santander Brasil. As a result of these transactions, our capital increased by approximately R$2.5 billion through the    issue    of    14,410,886,181    shares,    of    which 7,710,342,899  are  common  shares  and  6,700,543,282 are   preferred   shares.   In   accordance   with   IFRS,   we accounted for the share exchange transactions as form the   date   such   transactions   as   from   the   date   such transactions  were  completed  based  on  the  historical carrying   amounts   of   assets   and   liabilities   of   the companies transferred.   Recent Events RECENT EVENTS
9 Santander’s Results in Brazil Executive Summary Santander  recorded  net  income  of  R$3,917  million  in 9M09, growth of 30.3% over the same period in 2008.   This  increase  is  higher  than  the  13%  between  1H08 and 1H09.     Net  income  in  the  quarter  came  to  R$1,472  million, virtually   stable   in   relation   to   the   previous   quarter (R$1,476 million). Total  equity  totaled  R$55,667  million,  including  the goodwill   of   R$28,312   million   (goodwill   from   the acquisitions  of  Banco  Real  and  Real  Seguros  Vida  e Previdência).  Average  return  on  equity  adjusted  for goodwill  stood  at  21.2%,  up  3.3  p.p.  on  the  same period last year. In the quarter, we announced the divestment of certain equity   holdings   and   the   proceeds   were   used   to strengthen     our     balance     sheet     through     some provisions, as shown below: INCOME R$ billion Visanet 1.6 Serasa 0.1 Companhia Brasileira de Soluções e Serviços (Visa Vale) 0.3 Tecnologia bancária + Visa Inc. 0.1 Green Shoe - Visanet 0.3 Total 2.4 EXPENSES R$ billion Allowance for loan losses -0.5 PPA amortization -0.8 Restructuring Fund -1.1 Total -2.4 Value Value We highlight the evolution of net interest income during the   year,   which   was   17.8%   in   twelve   months   (or R$2,470  million),  mainly  due  to  the  16.8%  growth  in the average credit volume in the period.    Another highlight is the control of expenses, which fell 3.6%   in   twelve   months.   This   partially   reflects   the capture of synergies related to the integration process. The performance indicators show positive evolution: - Performance indicators: Cost income stood at 34.4% in 9M09, down 8.3 p.p. from the same period in 2008; the  recurrence  ratio  (fee/expenses)  was  56.8%,  an increase  of  2.3  p.p.  in  twelve  months,  while  ROE (adjusted   for   goodwill)   climbed   3.3   p.p.,   reaching 21.2% in the period. - Sound Balance Sheet: The BIS ratio stood at 17.8% in  September,  3.8  p.p.  up  in  twelve  months.  The coverage ratio came to 101% in September, growth of 3.9 p.p. in the quarter. In the third quarter of 2009, Santander's credit portfolio totaled   R$132.9   billion,   growing   3.7%   in   twelve months,   while   decreasing   0.9%   quarter-on-quarter.   The   strenghtning   of   the   BRL   impacted   the   loan portfolio performance over time. Loan  to  individuals  stood  out  in  the  quarterly  and yearly     comparison,    growing     13.0%     and     2.6% respectively     and     totaling     R$42,405     million     in September 2009.    The loan to small and medium companies segment fell 2.3%  in  3Q09,  as  a  result  of  the  lower  demand  for credit  caused  by  the  financial  crisis  and  Santander’s conservative approach to lending.    Total deposits fell 2.6% in twelve months and 2.3% in the  quarter.  Savings  deposits  recorded  the  highest growth,  climbing  19.5%  in  twelve  months,  thanks  to more   attractive   returns   in   a   environment   of   lower interest  rates.  Demand  deposits  were  3.1%  higher  in twelve  months  and  3.4%  lower  in  the  quarter.    Time deposits  fell  6.0%  in  twelve  months  and  3.2%  in  the quarter.  This  was  due  to  the  lower  need  for  free funding,  caused  by  the  slower  pace  of  growth  of  the credit portfolio.   Investment  funds  expanded  8.8%  in  twelve  months and 8.9% in the quarter, as a result of the rebound in the attractiveness of this business, with higher yield in an environment of lower interest rates and a buoyant stock market.   SANTANDER’S RESULTS IN BRAZIL
10 INCOME STATEMENT INCOME STATEMENT (R$ million) Net Interest Income 16,317 13,847 17.8% 5,656 5,489 3.0% Income from equity instruments 22 34 -35.3% 7 8 -12.5% Share of results of entities accounted for using the equity method 290 217 33.6% 33 52 -36.5% Net fees 4,572 4,552 0.4% 1,556 1,573 -1.1%    Fee and commission income 5,260 5,268 -0.2% 1,797 1,799 -0.1%    Fee and commision expense (688) (716) -3.9% (241) (226) 6.6% Gains (losses) on financial assets and liabilities (net) + exchange differences (net) 2,275 999 127.7% 578 1,051 -45.0% Other operating income (expenses) (57) (81) -29.6% 106 (110) n.a Total income 23,419 19,568 19.7% 7,936 8,063 -1.6% General expenses (8,054) (8,359) -3.6% (2,674) (2,649) 0.9%    Administrative expenses (4,013) (4,199) -4.4% (1,345) (1,297) 3.7%    Personnel expenses (4,041) (4,160) -2.9% (1,329) (1,352) -1.7% Depreciation and amortization (834) (918) -9.2% (339) (328) 3.4% Provisions (net)¹ (3,149) (1,270) 148.0% (1,190) (1,400) -15.0% Losses on assets (net) (8,743) (4,672) 87.1% (3,844) (2,575) 49.3%    Allowance for loan losses²   (7,835) (4,653) 68.4% (3,008) (2,467) 21.9%    Other financial assets (6) 2 n.a (2) (4) -50.0% Losses on other assets (net) (902) (21) n.a (834) (104) 701.9% Net gains on disposal of assets 3,369 49 n.a 2,280 1,040 119.2% Net profit before tax 6,008 4,398 36.6% 2,169 2,151 0.8% Income tax (2,091) (1,391) 50.3% (697) (675) 3.3% Net profit 3,917 3,007 30.3% 1,472 1,476 -0.3% 1) Includes provisions for legal and tax contingencies. 2) Includes recoveries of loans previously w ritten off. 2Q09 Var. 3Q09x2Q09 9M09 9M08 Var. 9M09x9M08 3Q09 Net interest income reached R$16,317 million year-to- date,  up  17.8%  or  R$2,470  million  compared  with  the R$13,847 million recorded in the same period last year. This is mainly due to the 16.8% growth in average credit volume in twelve months. Net   interest   income   grew   3.0%   over   the   previous quarter.  Despite  the  slowdown  in  gains  from  clients operations, due to the slowdown on short-term loans, we recorded  gains  in  market  operations,  thanks  to  lower funding costs with lower interest rates.   NET INTEREST INCOME (R$ million) Clients 15,311 13,148 16.5% 5,043 5,156 -2.2% Credit 12,771 10,689 19.5% 4,226 4,346 -2.8%    Average Volume 134,223 114,870 16.8% 132,184 135,684 -2.6%    Spread 12.7% 12.4% 0.3% 12.7% 12.8% -0.1% Deposits 706 722 -2.2% 213 252 -15.4%    Average Volume 104,549 95,023 10.0% 102,334 104,221 -1.8%    Spread 0.9% 1.0% -0.1% 0.8% 1.0% -0.2% Allocated Capital and others 1,835 1,738 5.6% 605 559 8.2% Market 1,006 699 43.9% 613 333 84.0%  Total interest income 16,317 13,847 17.8% 5,656 5,489 3.0% 2Q09 Var. 3Q09x2Q09 9M09 9M08 Var. 9M09x9M08 3Q09 SANTANDER’S RESULTS IN BRAZIL
11 Gains (losses) on financial assets and liabilities (net) + Exchange Differences Gains (losses) on financial assets and liabilities (net) plus exchange  differences  totaled  R$2,275  million  in  9M09, an upturn of 127.7% (or R$1,276 million) over the R$999 million in 9M08. This was mainly due to the R$1,062 million gain related to  the  hedging  activities  of  the  Caymans  equity  foreign exchange exposure.      In  other  words,  this  strategy  is  used  to  mitigate  the exchange variation effects of offshore investments on net income. The gain of R$1,062 million was offset by losses in the same amount recorded in taxes. GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET)        (R$ million) Total 2,275 999 127.7% 578 1,051 -45.0% Hedge Cayman 1,062 (120) n.a 338 592 -43.0% Total without hedge de Cayman 1,213 1,119 8.4% 240 459 -47.6% 2Q09 Var. 3Q09x2Q09 9M09 9M08 Var. 9M09x9M08 3Q09 Net Fees Net   fees   amounted   R$   4,572   million   in   9M09,   an increase  of  0.4%  compared  to  9M08.  We  highlight  the fees  on  insurance,  credit  and  debit  cards,  and  trade finance, which registered a growth of 24%, 16% and 12% respectively, in twelve months. Net fees (R$ million)                                    Banking Fees 1,826 1,819 0.4% 620 658 -5.8% Receiving services 374 329 13.8% 128 124 3.0% Insurance 772 621 24.2% 297 253 17.5% Asset Management 545 634 -14.1% 189 186 1.8% Credit and Debit Cards 554 479 15.5% 195 190 2.3% Capital markets 335 310 8.0% 110 142 -22.7% Foreign trade (COMEX) 285 254 12.3% 91 94 -3.5% Tax Expenses (257) (269) -4.4% (86) (88) -2.3% Others 139 374 -63.0% 13 14 -6.9% Total 4,572 4,552 0.4% 1,556 1,573 -1.1% 2Q09 Var. 3Q09x2Q09 9M09 9M08 Var. 9M09x9M08 3Q09 SANTANDER’S RESULTS IN BRAZIL
12 General Expenses (Administrative + Personnel) General  expenses  (administrative  +  personnel)  totaled R$8,054 million in 9M09, down 3.6% (or R$305 million) from  the  R$8,359  million  recorded  in  9M08.  This  is mainly due to the synergies resulting from the merger of Banco Real with Banco Santander, which amounted to R$831 million between January and September 2009.   Administrative  and  personnel  expenses  fell  4.4%  and 2.9%  in  9M09  compared  to  9M08,  with  each  totaling R$4.0 billion. As   a   result,   the   efficiency   ratio,   which   is   general expenses divided by total revenue, decreased 8.3 p.p., from 42.7% in 9M08 to 34.4% in 9M09. 47.0 48.3 36.8 32.9 33.7 3Q08 4Q08 1Q09 2Q09 3Q09 Efficiency Ratio¹ % 1. Excluding Cayman hedge, the  efficiency ratio for the periods above: 3Q08: 44.3%;  4Q08:  45.0%,  1Q09:  37.5%;  2Q09  35.5%;  and  3Q09  35.2%. ADMINISTRATIVE EXPENSES (R$ million) Specialized third-party technical services 1,039 1,032 0.7% 368 327 12.5% Asset maintenance and conservation 768 656 17.1% 254 272 -6.6% Data processing 712 693 2.7% 217 217 0.0% Advertising, promotions and publicity 385 441 -12.7% 120 141 -14.9% Communications 471 601 -21.6% 159 149 6.7% Transport and travel 110 129 -14.7% 39 37 5.4% Security and surveillance 343 368 -6.8% 113 115 -1.7% Others 185 279 -33.7% 75 39 92.3% Total 4,013 4,199 -4.4% 1,345 1,297 3.7% PERSONNEL EXPENSES (R$ million) Salaries 2,486 2,639 -5.8% 822 847 -3.0% Social security and pension plans 692 683 1.3% 236 226 4.4% Benefits 553 511 8.2% 191 183 4.4% Training 50 62 -19.4% 26 17 52.9% Others 260 265 -1.9% 54 79 -31.6% Total 4,041 4,160 -2.9% 1,329 1,352 -1.7% 3Q09 2Q09 Var. 3Q09x2Q09 9M09 9M08 Var. 9M09x9M08 3Q09 2Q09 Var. 3Q09x2Q09 9M09 9M08 Var. 9M09x9M08 SANTANDER’S RESULTS IN BRAZIL
13 Allowance for loan losses   Allowance  for  loan  losses  came  to  R$8,245  million  in 9M09, up 63.5% over 9M08.    With  the  international  financial  crisis,  which  impacted Brazil  from  the  fourth  quarter  of  2008,  we  notice  an increase in non-performing loans, especially from small and medium companies. In  response  to  the  crisis,  we  made  adjustments  to  our policies and strategies to maintain the levels of risks that are compatible with the risk management profile of the Santander     Group,     with     policies     and     strategies customized for each of our business segments. From  the  fourth  quarter  of  2008,  Santander  started aligning its risk policies with those of Banco Real, which impacted  the  allowance  for  loan  losses  in  4Q08  and 1Q09. Allowance   for   loan   losses   increased   15.6%   in   the quarter,  partially  due  to  the  reinforce  on  allowance  for loan losses of R$0.5 billion, for which we used a part of the   proceeds   from   the   divestment   of   certain   equity holdings, as mentioned previously. RESULT OF ALLOWANCE FOR LOAN LOSSES (R$ million) Expense for allowance for loan losses (8,245) (5,043) 63.5% (3,101) 15.6% Income from recovery of credit written off as loss 410 390 5.1% 93 -56.7% Total (7,835) (4,653) 68.4% (3,008) 21.9% Var. 9M09x9M08 3T09 Var. 3T09x2T09 9M09 9M08 Delinquency The non-performing loans (portfolio overdue  more than   90   days   +   performing   loans   with   high delinquency risk) stooded at 7.7% in 3Q09, up 0.7 p.p.  in  the  quarter  and  2.5  p.p.  in  twelve  months, as  a  result  of  the  deterioration  in  the  economic scenario.      After   a   period   of   high   growth   in corporate  default,  the  rate  slowed  down  in  the quarter, increasing 0.4 p.p. The ratio for individual customers increased 0.9 p.p. in three months. 3.4% 3.9% 4.2% 5.7% 6.1% 5.2% 5.7% 6.0% 7.0% 7.7% 7.8% 8.3% 8.6% 8.8% 9.7% 3Q08 4Q08 1Q09 2Q09 3Q09 Delinquency (%)¹ Corporate Total Individuals 1. (Nonperforming loans for over 90 days + regular  loans with higher  delinquency risk / ) / total loans Coverage ratio   The coverage ratio is obtained by dividing the allowance for  loan  losses  by  loans  overdue  more  than  90  days plus performing loans with high delinquency risk.   The  ratio  stood  at  101%  in  3Q09,  up  3.9  p.p.  on  the previous quarter. 111%106% 107% 97% 101% 3Q08 4Q08 1Q09 2Q09 3Q09 Coverage % SANTANDER’S RESULTS IN BRAZIL
14 PROVISIONS (R$ million) Provisions¹ (1,308) (1,222) 7.0% (408) (444) -8.3% Contingencies (1,818) (95) n.a (808) (919) -12.1% Other provisions (23) 47 n.a 25 (37) n.a Total (3,149) (1,270) 148.0% (1,190) (1,400) -15.0% 1) Includes provisions for civil, labor and others litigations. Var. 3Q09x2Q09 9M09 9M08 Var. 9M09x9M08 3Q09 2Q09 Provisions (Net)   Provisions  mainly  include  provisions  for  civil,  labor  and others litigations, in addition to expenses with operational and commercial integration (restructuring fund). This fund has been constituted using proceeds from the divestment of    certain    equity    holdings,    which    we    mentioned previously. Provisions   (net)   were   R$3,149   million   in   9M09,   an increase  of  148%  (or  R$1.9  billion)  over  the  R$1,270 million  recorded  in  9M08,  chiefly  due  to  the  additional allocation to the restructuring fund. Taxes Tax  expenses  include  two  components:  income  tax  and social contribution. Income  tax  is  calculated  at  a  rate  of  15%  plus  an additional   rate   of  10%  on   taxable   income   exceeding R$240 million per year. Social contribution is calculated at a  rate  of  15%  on  adjusted  net  income  (for  financial institutions) (9% in 2007 and from January 1 to April 30, 2008).   Deferred   taxes   on   assets   and   liabilities   are calculated  based  on  the  temporary  differences  between book income and taxable income (temporary differences), tax losses and adjustments to fair value of securities and derivatives. In addition, PIS and COFINS taxes at a rate of 4.65% on certain revenues, net of certain expenses.   Under IFRS, since PIS and COFINS taxes are assessed on the basis of certain revenues net of certain expenses, it is CLASSified these taxes as income taxes.   The increase of 50.3% in the tax line in twelve months is due to the effect of the foreign exchange hedge. SANTANDER’S RESULTS IN BRAZIL
15 Consolidated Balance Sheet BALANCE SHEET ASSETS (R$ million) Cash and balances with the Brazilian Central Bank 21,261 33,697 -36.9% 24,813 -14.3% Financial assets held for trading 19,261 17,086 12.7% 15,809 21.8% Other financial assets at fair value through profit or loss 16,986 4,978 241.2% 6,068 179.9% - Loans and advances to credit institutions 4,003 2,002 100.0% 4,627 -13.5% - Loans and advances to customers 606 2,612 -76.8% 1,150 -47.3% - Others 294 364 -19.2% 291 1.0% - Equity Instruments 12,083 -             n.a -             n.a Available-for-sale financial assets 44,763 29,196 53.3% 30,593 46.3% Loans and receivables 149,973 149,713 0.2% 161,645 -7.2% - Loans and advances to credit institutions 27,932 30,157 -7.4% 31,993 -12.7% - Loans and advances to customers 132,343 126,928 4.3% 138,811 -4.7% - Allowances for credit losses (10,302) (7,372) 39.7% (9,159) 12.5% Tangible assets 3,682 3,455 6.6% 3,600 2.3% Intangible assets 30,982 30,977 0.0% 30,590 1.3% - Goodwill 28,312 27,488 3.0% 27,263 3.8% - Others 2,670 3,489 -23.5% 3,327 -19.7% Tax assets 15,058 11,916 26.4% 13,386 12.5% Other assets 4,271 2,960 44.3% 2,374 79.9% Total assets 306,237 283,978 7.8% 288,878 6.0% LIABILITIES (R$ million) Financial liabilities held for trading 5,316 7,433 -28.5% 4,887 8.8% Financial liabilities at amortized cost 205,801 208,058 -1.1% 207,645 -0.9% - Deposits from the Brazilian Central Bank 562 -             n.a 870 -35.4% - Deposits from credit institutions 18,754 38,598 -51.4% 21,794 -13.9% - Customer deposits 154,548 139,714 10.6% 154,922 -0.2% - Marketable debt securities 10,945 10,718 2.1% 11,299 -3.1% - Subordinated liabilities 11,149 8,709 28.0% 10,996 1.4% - Other financial liabilities 9,843 10,319 -4.6% 7,764 26.8% Insurance contracts 13,812 -             n.a -             n.a Provisions¹ 11,555 9,212 25.4% 10,203 13.3% Tax liabilities 9,287 5,484 69.3% 7,352 26.3% Other liabilities 4,799 3,472 38.2% 6,986 -31.3% Total liabilities 250,570 233,659 7.2% 237,073 5.7% Total Equity² 55,667 50,319 10.6% 51,805 7.5% Total liabilities and equity 306,237 283,978 7.8% 288,878 6.0% 1) Provisions for pensions and contingent liabilities. 2) Includes minority interest and adjustment to market value. Sep/09 Sep/08 Sep/09 Sep/08 Var. Sep/09xJun/09 Var. Sep/09xJun/09 Var. Sep/09xSep/08 Jun/09 Var. Sep/09xSep/08 Jun/09 Total assets were R$306,237 million on September 30, 2009,  a  7.8%  increase  year-on-year.  Of  this  amount, R$132,949  million  correspond  to  the  loan  portfolio  and R$76,558  million  to  securities  and  derivative  financial instruments, mainly government securities. The  variation  of  R$22  billion  in  total  assets  is  chiefly  a result  of  the  incorporation  of  the  insurance  company, reflected  mainly  in  “Other  financial  assets  at  fair  value through   profit   or   loss”   and   “Liabilities   for   insurance contracts”   SECURITIES (R$ million) Public securities 48,165 35,955 34.0% 35,926 34.1% Private securities 10,073 3,636 177.0% 4,957 103.2% PGBL / VGBL fund quotas 12,083 -             - -             n.a Financial instruments 6,237 7,260 -14.1% 5,988 4.2% Total 76,558 46,851 63.4% 46,871 63.3% 1. Considers the 3Q09 reCLASSification of certain products/transactions from loans and receivables into other balance sheet lines. Var. Sep/09xSep/09 Sep/09 Sep/08 Var. Sep/09xSep08 Jun-09 SANTANDER’S RESULTS IN BRAZIL
16 Credit Portfolio The  credit  portfolio  grew  3.7%  in  twelve  months  and 0.9% in 3Q09, totaling R$132.9 billion. The U.S. dollar variation  had  a  strong  impact  on  the  credit  portfolio’s performance.   Loans to individual customers had the best performance, expanding  13.0%  in  twelve  months  and  2.6%  in  the quarter. BREAKDOWN OF TOTAL LOANS¹ (R$ million) Individuals 42,405 37,515 13.0% 41,321 2.6% Consumer financing 24,225 25,591 -5.3% 24,332 -0.4% SMEs 31,029 31,689 -2.1% 31,748 -2.3% Corporate 35,290 33,392 5.7% 36,772 -4.0% Total 132,949 128,186 3.7% 134,173 -0.9% Sureties and endorsements 21,247 26,234 -19.0% 22,671 -6.3% Total Loans with sureties and endorsement 154,196 154,420 -0.1% 156,844 -1.7% 1. Managerial loan breakdown considers the 3Q09 reCLASSification of certain products/transactions from loans and receivables into other balance sheet lines. Var. Sep/09xSep08 Sep/09 Sep/08 Var. Sep/09xJun/09 Jun/09 Loans to individuals   In   September   2009,   loans   to   individuals   increased 13.0%  in  twelve  months,  reaching  R$42.4  billion.  This performance  is  mainly  due  to  increase  in  volumes  on cards, payroll loans and real estate segments.   Our  cards  portfolio  grew  22.2%  in  twelve  months  and 3.1%   in   the   quarter.   The   sustained   growth   of   this product  was  driven  by  the  strategy  to  increase  market share  and  profitability  through  product  innovation  and aggressive client acquisition efforts.   The  payroll  loan  portfolio  increased  44.2%  in  twelve months,  totaling  R$  9.3  billion  in  September  2009.  Of this amount, R$7.4 billion was originated by Santander itself and R$1.9 billion was purchased from other banks. (out of wich R$236 million occurred on 3Q09). Real  estate  loans  grew  41.8%  in  twelve  months  and 9.6% in the quarter, totaling R$8.7 billion. This is chiefly due  to  the  strong  demand  from  individuals  and  the Bank’s initiatives to promote the product.    37.5 39.2 40.6 41.3 42.4 3Q08 4Q08 1Q09 2Q09 3Q09 Individuals R$ billion SANTANDER’S RESULTS IN BRAZIL
17 Consumer Financing The consumer financing portfolio fell 5.3% year-on-year and  remained  flat  in  the  quarter,  at  R$24.2  billion  in September  2009.  Of  this  amount,  80%  correspond  to the  auto  finance  portfolio.  This  result  is  due  to  the change   in   our   business   model,   giving   priority   to profitability over market share.   This    portfolio    is    managed    by    Aymoré    Crédito, Financiamento    e    Investimento    S.A.,    a    financial institution   specialized   in   granting   loans   directly   to consumers  or  through  correspondent  institutions.  Its core business is auto finance, and it holds 16% market share.  The  acquisition  of  Banco  Real  complemented Santander’s  operations,  which  had  a  relatively  small share in the consumer financing market. 25.6 24.8 24.3 24.3 24.2 3Q08 4Q08 1Q09 2Q09 3Q09 Consumer Financing R$ billion Corporate Loans   Loans  to  Large  Companies  totaled  R$35.3  billion,  up 5.7%  year-on-year  and  down  4.0%  in  the  quarter.  The behavior  of the U.S. dollar impacts this loan portfolio.   Loans  to  small  and  medium  businesses  fell  2.1%  in twelve months and 2.3% in the quarter.   The  corporate  segment  was  affected  by  the  crisis.  In addition  to  lower  revenues,  which  led  to  a  decrease demand   for   credit,   the   portfolio   quality   deteriorated, leading    Santander    to    adopt    a    more    conservative approach to lending. 33.4 37.8 39.3 36.8 35.3 31.7 34.3 32.9 31.7 31.0 3Q08 4Q08 1Q09 2Q09 3Q09 Corporate and SMES Loans R$ billion Corporate SMEs 65.1 72.1 72.2 68.5 65.9 SANTANDER’S RESULTS IN BRAZIL
18 DEPOSITS AND ASSETS UNDER MANAGEMENT (R$ million) Demand 13,732 13,319 3.1% 14,221 -3.4% Savings deposits 22,889 19,154 19.5% 21,411 6.9% Time deposits 106,815 113,654 -6.0% 110,387 -3.2% Other deposits¹ 30,430 32,424 -6.1% 31,930 -4.7% Total Deposits2 173,866 178,551 -2.6% 177,949 -2.3% Assets under management 93,114 85,559 8.8% 85,503 8.9% Total 266,980 264,110 1.1% 263,452 1.3% 1. Includes repo on debentures issued by Santander´s leasing. 2. Includes Deposits from the Brazilian Central Bank, Clients, Deposits from credit institutions and Other financial assets at fair value through profit or loss. Var. Sep/09xJun/09 Sep/09 Sep/08 Var. Sep/09xSep08 Jun/09   BIS Ratio Financial    institutions    are    required    to    maintain    a Reference Capital consistent with their activities, which is higher than the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under  the  Basel  II  Standardized  Approach,  went  into effect, including a new methodology for credit risks and operational risks measurement, analysis and management.      This   ratio   must   be   calculated   on   a consolidated basis, as shown below: 14,0 17,8 Sep/08 Sep/09 BIS Ratio % Funding In  September  2009,  our  deposits  and  investment  funds came  to  R$267.0  billion.    The  chief  component  was savings  deposit,  which  became an  attractive  option  in  a scenario  of  falling  interest  rates.    Santander’s  savings deposit grew 19.5% in twelve months and 6.9% in 3Q09. Demand  deposits  grew  3.1%  in  twelve  months  but  fell 3.4% in the quarter. Time deposits declined both in the yearly  and  quarterly  comparison,  following  the  industry trend, due to the lower need to finance portfolio growth. Investment   funds   recovered   the   growth   momentum, expanding by 8.8% in twelve months. 19.2 20.6 20.5 21.4 22.9 3Q08 4Q08 1Q09 2Q09 3Q09 Savings R$ billion SANTANDER’S RESULTS IN BRAZIL OWN RESOURCES and BIS (R$ million) Adjusted Tier I Regulatory Capital1 28,616 23,420 22.2% 24,370 17.4% Tier II Regulatory Capital 9,813 7,702 27.4% 10,256 -4.3% Tier I and II Regulatory Capital1 38,429 31,122 23.5% 34,626 11.0% Required Regulatory Capital 23,785 24,499 -2.9% 22,413 6.1% Adjusted Portion of Credit Risk1 19,851 23,165 -14.3% 21,109 -6.0% Market Risk Portions2 2,903 1,047 177.3% 720 303.2% Operational Risk Portion 1,031 287 259.2% 584 76.5% Basel II Ratio 17.8% 14.0% 3.8% 17.0% 0.8 p.p. Sep/09 Sep/08 Var. Sep/09xSep08 Jun/09 Amounts calculated based on the consolidated information of the financial institutions (financial group) Var. Sep/09xJun/09 1) Excluding the effect of goodw ill relating to the merger of the shares of Banco Real  and AAB Dois Par as per international rules. 2) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of
19 Risk Management Banco  Santander’s  operations  are  subject  to  a  variety of  risks.  To  manage  these  risks  actively,  we  have incorporated   the   Santander   Group’s   worldwide   risk management   functions   into   various   levels   of   our organization. In addition, committees headed by senior management  oversee  our  financial,  credit  and  market risk   reports   from   the   divisions   assigned   to   risk management.      Risk   limits   and   exposures   in   local jurisdictions  are  further  subject  to  approval  from  the Santander Group. Credit Risk Our  credit  risk  management  process  is  designed  to follow  the  standards  of  the  Santander  Group  while taking   into   account   our   product   offerings   and   the specific  regulatory  requirements  of  our  operations  in Brazil.   Our   credit   approval   processes,   particularly approval of new loans and risk monitoring, is structured in    accordance    with    our    customer    and    product CLASSification.   Credit   approval   and   monitoring   are conducted   separately   and   on   different   information technology platforms for each of the networks operated under  the  Santander  and  Banco  Real  brands,  but  the policies and procedures applied are the same for each network, except for minor operational variations. Credit Monitoring Credit lines to retail banking customers are reviewed on a weekly  basis.  This  process  allows  improvements  in  the credit  exposure  with  customers  that  have  presented  good credit  quality.  Specific  early  warnings  are  automatically generated  in  the  case  of  the  deterioration  of  a  customer’s credit quality. In this event, a credit risk mitigation process designed to prevent default begins with identification of the customer’s   solvency   problem   (expenditures   and   other financial commitments) and the customer is approached by the relationship manager.   Early warnings are automatically generated for SMEs, and their  performance  is  monitored  monthly.  In  addition,  the financial situation of each business is discussed by specific committees in the presence of the commercial area with the aim  of  continuously  improving  the  quality  of  our  credit portfolio.   We  review  the  credit  quality  of  our  wholesale  banking customers   regularly,   typically   on   a   semi-annual   basis, though we monitor customers who have been CLASSified as suspect on a quarterly basis. If this monitoring gives rise to any  specific  concern  about  the  credit  quality  of  a  specific customer, a system of customer monitoring known as FEVE (Firms for Special Vigilance) is used, with possible actions to   be   taken   under   the   following   categories:   “monitor”, “reduce exposure”, “seek collateral” or “cancel”. RISK MANAGEMENT
20 Collections    Banco  Santander‘s  collections  department  uses  tools such  as  behavior  and  collection  scoring  to  study  the collection performance of certain groups in an attempt to  lower  costs  and  increase  recoveries.    Customers likely   to   make   payment   are   CLASSified   as   low   risk, requiring less aggressive strategies to ensure payment, and  more  attention  is  paid  to  maintaining  a  healthy customer  relationship.    Customers  unlikely  to  make payment   are   CLASSified   as   high   risk   and   contacted consistently  regarding  payment.      All  customers  with past    due    amounts    or    whose    loans    have    been rescheduled    or    otherwise    restructured    face    strict internal restrictions. Collection   strategies   are   modified   according   to   the duration of the delay in payment, or days past due.  In the  early  days  of delinquency  (less  than  90 days  past due),  the  collections  department  implements  a  more exhaustive    model    of    collection,    creating    distinct strategies  with  closer  monitoring.    Call  centers,  letters and credit rating agencies, such as Serasa, which is a centralized   data   system   used   by   several   Brazilian financial  institutions  and  others  for  the  credit  approval process,  are  utilized  during  this  phase.    During  this phase of collection, Banco Santander‘s emphasis is on recovering its customers.  However, if a customer is 90 days    past    due,    the    Bank‘s    focus    turns    toward recovering  the  money  owed.    At  this  point,  Banco Santander   outsources   collection   efforts   to   external collection  agencies  that  earn  a  commission  for  any amounts recovered.   Collection   strategies   are   modified   according   to   the duration of the delay in payment, or days past due.  In the  early  days  of delinquency  (less  than  90 days  past due),  the  Collections  department  also  manages  debt and loan restructurings.   Market Risk The Bank is exposed to market risk mainly as a result of the following activities: ·  Trading   in   financial   instruments,   which   involves interest  rate,  foreign  exchange  rate,  equity  price and volatility risks. ·  Engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects   interest   income,   interest   expense   and customer behavior.   ·  Investing  in  assets  (including  subsidiaries)  whose returns or accounts are denominated in currencies other    than    the    real,    which    involves    foreign exchange rate risk. ·  Investing   in   subsidiaries   and   other   companies, which subjects the Bank to equity price risk. ·  All trading and non-trading activities, which involve liquidity risk. Management of Operational and Technological Risks Banco  Santander  evaluates  each  practice  and  procedure that  the  Bank  adopts  for  compliance  with  the  Santander Group‘s  guidelines,  the  requirements  of  the  New  Basel Capital Accord - Basel II, relevant Central Bank resolutions and  the  requirements  of  the  U.S.  Sarbanes-Oxley  Act  of 2002. Environmental and Social Risk Banco Santander is currently implementing the environmental   and   social   risk   management   system   at Santander  Brasil  that  had  been  in  place  at  Banco  Real. Under     this     system,     borrowers     are     screened     for environmental  and  social  concerns,  such  as  contaminated land,   deforestation,   labor   violations   and   other   major environmental   and   social   issues   for   which   there   are potential penalties.   A specialized team of biologists and geologists monitors the customers‘ environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental   conditions   may   cause   to   its   customers‘ financial condition and collateral.    RISK MANAGEMENT
21 Sustainable Development   Santander Group seeks to integrate sustainability in all its processes, products, policies and relationships. The balance between the economic, social and environmental  dimensions  is  a  driving  factor  for  the actions adopted by Santander Group to contribute to the country’s sustainable development. Sharing knowledge Among these initiatives, we highlight that during the last quarter  we  promoted  two  schedulings  of  the  course Sustentabilidade   na   Prática:   Caminhos   e   Desafios (Sustainability  in  Practice:  Pathways  and  Challenges).   As  of  September  we  had  organized  eight  meetings totaling more than 1,000 participants among customers and  suppliers  from  572  organizations.  More  than  370 customers  from  Recife,  Belo  Horizonte  and  São  Paulo attended our Sustainability Workshops.   In August we uploaded the third and last chapter of our sustainability  online  course  on  our  web  portal.  Site visitors   and   8,300   employees   completed   the   online course.  A  total  of  59  workshops  and  lectures  were taught  in  different  organizational  areas,  totaling  more than  1,500  employees  who  received  training  on  the topic. Investing in social change Among our programs that promote the social investment by  the  private  sector,  we  highlight  the  Projeto  Escola Brasil.  The  Group's  corporate  volunteer  initiative  has formed  200  groups  with  more  than  1,800  employees engaged in improving the quality of the education in 173 public schools.   We  also  had  225  projects  enrolled  with  the  Programa Parceiros  em  Ação,  a  program  that  supports  social entrepreneurial action for income generation developed by  women.  We  also  promoted  the  12th  edition  of  the contest  Concurso  Banco  Real  Universidade  Solidaria, with 185 contestants who submitted income generation projects. Reference to students Rede   Universia,   a   university   cooperation   program, includes   1,126   partner   universities   in   18   Iberian- American  countries  where  Santander  operates.  In  the 3Q09 Universia Brazil delivered 2,250 Spanish learning kits  using  the  Everest  method  to  the  São  Paulo  State Education Department, which passed the material on to public schools. In order to disseminate and reward the musical talent of university students, Universia launched U>Rock, the first Iberian-American college band contest, with over 1,100 participating universities and colleges. The contest plans to give international visibility to the winner and is the first step  to  create  a  musical  community  by  providing  new ways of interaction in the musical universe. We   also   highlight   our   partnership   with   the   Serasa Experian   program   to   grant   scholarships   for   applied research.  By  mapping  and  communicated  with  partner universities,  Universia  promoted  jointly  with  Serasa  a meeting    with    150    participants    to    encourage    the participation of researchers in this program. Another  important  achievement  was  the  launch  of  the OpenCourseWare jointly with the Universidade Metodista   de   São   Paulo   (Umesp).   Created   by   the Massachusetts    Institute    of    Technology    (MIT),    the objective    of    this    open    innovation    program    is    to disseminate academic knowledge to the public at large. Universia  makes  the  tools  available  and  Umesp  offers virtual, free access to the content of seven disciplines. SOCIAL RESPONSIBILITY
22 Reconciliation of Net Income BRGAAP vs. IFRS BR GAAP x IFRS R$ million Net Profit BR GAAP 1,420 Goodwill amortization of Banco Real Acquisition 2,096 PPA amortization 280 Others 121 Net Profit IFRS 3,917 9M09 BR GAAP x IFRS
23 Annexes ASSETS (R$ million) Cash and balances with the Brazilian Central Bank 21,261 24,813 23,317 23,701 33,697 Financial assets held for trading 19,261 15,809 22,347 19,986 17,086 Other financial assets at fair value through profit or loss 16,986 6,068 6,462 5,575 4,978 - Loans and advances to credit institutions 4,003 4,627 3,490 4,047 2,002 - Loans and advances to customers 606 1,150 2,672 1,435 2,612 - Others 294 291 300 93 364 - Equity Instruments 12,083 0 0 0 0 Available-for-sale financial assets 44,763 30,593 27,294 30,736 29,196 Loans and receivables 149,973 161,645 159,355 162,725 149,713 - Loans and advances to credit institutions 27,932 31,993 24,670 29,691 30,157 - Loans and advances to customers 132,343 138,811 143,533 141,215 126,928 - Allowances for credit losses (10,302) (9,159) (8,848) (8,181) (7,372) Hedging derivatives 157 178 99 106 205 Non-current assets held for sale 53 58 175 113 95 Investments in associates 417 502 460 634 603 Tangible assets 3,682 3,600 3,742 3,829 3,455 Intangible assets 30,982 30,590 30,633 30,995 30,977      Goodwill 28,312 27,263 27,289 27,488 27,488      Other intangible assets 2,670 3,327 3,344 3,507 3,489 Tax assets 15,058 13,386 12,779 12,920 11,916 Other assets 3,644 1,636 3,171 2,870 2,057 Total Assets 306,237 288,878 289,834 294,190 283,978 LIABILITIES AND EQUITY (R$ million) Financial liabilities held for trading 5,316 4,887 8,268 11,210 7,433 Other financial liabilities at fair value through profit or loss 2 363 257 307 239 Financial liabilities at amortized cost 205,801 207,645 208,267 213,973 208,058 - Deposits from the Brazilian Central Bank 562 870 1,049 185 0 - Deposits from credit institutions 18,754 21,794 23,435 26,326 38,598 - Customer deposits 154,548 154,922 155,231 155,495 139,714 - Marketable debt securities 10,945 11,299 11,535 12,085 10,718 - Subordinated liabilities 11,149 10,996 10,938 9,197 8,709 - Other financial liabilities 9,843 7,764 6,079 10,685 10,319 Passivos por contratos de seguros 13,812 -               -               -               -               Hedging derivatives 21 63 207 264 73 Provisions1 11,555 10,203 9,749 8,915 9,212 Tax liabilities 9,287 7,352 6,402 6,156 5,484 Other liabilities 4,776 6,560 6,264 3,528 3,160 Total Liabilities 250,570 237,073 239,414 244,353 233,659 Shareholders’ equity 55,079 51,135 50,248 49,318 49,866 Minority interests 6 5 5 5 5 Valuation adjustments 582 665 167 514 448 Total Equity 55,667 51,805 50,420 49,837 50,319 Total Liabilities and Equity 306,237 288,878 289,834 294,190 283,978 1) Provisions for pensions and contingent liabilities. set/08 set/09 jun/09 mar/09 dez/08 set/08 set/09 jun/09 mar/09 dez/08 ANNEXES
24 FINANCIAL STATEMENTS (R$ million)    Interest and similar income 9,731 9,775 9,996 11,117 9,622    interest and similar expense (4,075) (4,286) (4,824) (5,733) (5,202) Net Interest Income 5,656 5,489 5,172 5,384 4,420 Income from equity instruments 7 8 7 5 16 Share of results of entities accounted for using the equity method 33 52 205 88 56 Net fees 1,556 1,573 1,443 1,314 1,612    Fee and commission income 1,797 1,799 1,664 1,581 1,828    Fee and commision expense (241) (226) (221) (267) (216) Gains (losses) on financial assets and liabilities (net) (266) 1,875 859 (1,267) (676) Exchange differences (net) 844 (824) (213) 1,045 686 Other operating income (expenses) 106 (110) (53) 6 (107) Total income 7,936 8,063 7,420 6,575 6,007 General expenses (2,674) (2,649) (2,731) (3,173) (2,824)    Administrative expenses (1,345) (1,297) (1,371) (1,659) (1,427)    Personnel expenses (1,329) (1,352) (1,360) (1,514) (1,397) Depreciation and amortization (339) (328) (167) (318) (372) Provisions (net)¹ (1,190) (1,400) (559) (432) (337) Losses on assets (net) (3,844) (2,575) (2,324) (1,983) (1,463)    Allowance for loan losses²   (3,008) (2,467) (2,360) (1,920) (1,457)    Other financial assets (2) (4) 0 1 0 Losses on other assets (net) (834) (104) 36 (64) (6) Net gains on disposal of assets 2,280 1,040 49 5 26     Gains/losses on disposal of assets not CLASSified as non-current assets 2,272 1,097 47 (41) 36     Gains/losses on disposal of non-current assets held for sale 8 (57) 2 46 (10) Net profit before tax 2,169 2,151 1,688 674 1,037 Income tax (697) (675) (719) 232 (200) Net profit 1,472 1,476 969 906 837 1) Includes provisions for legal and tax contingencies. 2) Includes recoveries of loans previously w ritten off. 3Q08 3Q09 2Q09 1Q09 4Q08 ANNEXES
25 INVESTOR RELATIONS   Av. Paulista, 1.374 – 16th floor São Paulo – SP – Brazil – 01310-916 Tel.  55 11 3174-8589 Fax: 55 11 3174-6751 Email: ri@santander.com.br
SIGNATURE Pursuant   to   the   requirements   of   the   Securities   Exchange   Act   of   1934,   the Registrant  has  duly  caused  this  report  to  be  signed  on  its  behalf  by  the  undersigned, thereto duly authorized. Date: October 28, 2009 Banco Santander (Brasil) S.A. By: /S/ Pedro Paulo Longuini Pedro Paulo Longuini Director and Executive Vice President   By: /S/ Marcos Matioli de Souza Vieira Marcos Matioli de Souza Vieira Executive Director